

January 12, 2022

Byron Roth
Co-Chief Executive Officer
Roth CH Acquisition III Co
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition III Co**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed December 30, 2021**
> **File No. 001-40147**

Dear Mr. Roth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2021 letter.

Revised Proxy Statement on Schedule 14A

Summary of the Proxy Statement, page 19

1.   Refer to prior comment 3. Please revise the disclosure to clearly disclose the total consideration to be paid, as previously requested.

Risks Related to ROCR and the Business Combination, page 53

2.   We reissue prior comment 4. Please revise the sensitivity analysis to show a range of interim redemption levels.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Janeane R. Ferrari, Esq.